UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

FRANKLIN COVEY CO.

(Name of Issuer)

COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Peter E. Lorenzen

Munsch Hardt Kopf & Harr P.C.

500 N. Akard Street, Suite 3800

Dallas, TX 75201

(214) 855-7545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2011

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 353469109	13D/A	Page 2 of 6 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Knowledge Capital Investment Group
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock – 5,611,118
	8	Shared Voting Power None
	9	Sole Dispositive Power Common Stock – 5,611,118
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned By Each Reporting Person Common Stock – 5,611,118
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13	Percent of Class Represented by Amount in Row (11) Common Stock – 26.6%**
14	Type Of Reporting Person* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	Based on the number of outstanding shares as of July 1, 2011 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 28, 2011.

CUSIP NO. 353469109	13D/A	Page 3 of 6 Pages

This Amendment No. 8 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1 through 7 (the “Schedule 13D”), by Knowledge Capital Investment Group (the “Reporting Person”).

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3 Source and Amount of Funds or Other Consideration

On July 26, 2011, the Reporting Person acquired 596,116 shares of Common Stock through a partial exercise of the Warrant. The exercise was made on a net exercise basis in which the Reporting Person exercised the Warrant with respect to 1,913,402 of the 5,913,402 shares of Common Stock subject to the Warrant and, instead of paying the $8.00 per share exercise price of such shares, received a smaller number of shares of Common Stock having a market value equal to the value of the spread between the market value and the exercise price of the 1,913,402 shares it could have acquired by paying the cash exercise price.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to add the following at the end thereof:

On October 20 , 2005 the Company and the Reporting Person entered into a Redemption Extension Voting Agreement whereby the Reporting Person agreed to vote all its voting shares in favor of an amendment to the company’s articles of incorporation that would extend the March 8, 2008 deadline of the Company’s right to redeem shares of Series A Preferred Stock to December 31, 2006 and to provide the Company with the right to extend the redemption period for an additional year to December 31, 2007, if another $10.0 million of preferred stock is redeemed before December 31, 2006. Such amendment was approved by the Company’s shareholders on January 20, 2006.

On November 11, 2005 the Company redeemed 400,000 shares of Series A Preferred Stock, including 368,234 shares owned by the Reporting Person, as part of a pro rata redemption in accordance with the terms thereof at the redemption price of $25 per share.

On January 7, 2006 the Warrants held by the Reporting Person to purchase 5,913,402 shares of Common Stock became exercisable within 60 days and, accordingly, were deemed to be beneficially owned by the Reporting Person. As a result, the Reporting Person was deemed to beneficially own 6,928,404 shares of Common Stock, representing 26.4% of the outstanding Common Stock based on the number of outstanding shares as of January 6, 2006 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended November 26, 2005.

On February 21, 2006 the Company redeemed 400,000 shares of Series A Preferred Stock, including 368,165 shares owned by the Reporting Person, as part of a pro rata redemption in accordance with the terms thereof at the redemption price of $25 per share.

CUSIP NO. 353469109	13D/A	Page 4 of 6 Pages

On April 7, 2007, the Company redeemed all remaining outstanding shares of Series A Preferred Stock, including 1,375,039 shares owned by the Reporting Person, as part of a pro rata redemption in accordance with the terms thereof at the redemption price of $25 per share.

On July 26, 2011, the Reporting Person exercised the Warrant with respect to 1,913,402 shares of Common Stock on a net exercise basis and was issued 596,116 shares of Common Stock in accordance with the Warrant.

Concurrent with the exercise of the Warrant on July 26, 2011, the Company and the Reporting Person entered into an Agreement (the “Warrant Exercise Agreement”) whereby the Reporting Person agreed that any subsequent exercise of the Warrant would be made on a net exercise basis, and the Company agreed to waive its right to pay cash in lieu of shares upon exercises of the Warrant.

The Reporting Person agreed in the Warrant Exercise Agreement that it would not exercise its right under the Registration Rights Agreement to cause the Company to file a registration statement relating to the sale of any of shares of Common Stock held by it until the earlier of (i) March 8, 2013 (the expiration date of the Warrant) or (ii) one year after the date on which the Warrant was been exercised in full. The Reporting Person also agreed that if it intended to sell any shares of Common Stock owned by it in the market during the such period, it would, if requested by the Company, refrain from selling Common Stock for up to 120 days in order to permit the Company to arrange for an underwritten or other organized resale of such shares, including if applicable and required, filing a registration statement covering the sale. The Reporting Person also agreed to discuss with the Company any proposal to sell all or part of the Reporting Person’s Common Stock to the Company.

The Reporting Person understands that the Company is willing to offer to enter into an agreement on substantially the terms set forth in the Warrant Exercise Agreement with the other Warrant holders.

The foregoing summary of the Warrant Exercise Agreement is subject to, and qualified in its entirety by the copy thereof incorporated by reference an exhibit hereto and incorporated herein be reference.

The Reporting Person acquired the Common Stock for investment. The Reporting Person intends to consider additional exercises of the Warrant on a net exercise basis from time to time depending on the price of the Common Stock, the Company’s results of operations, general industry and capital market conditions and other factors. The Reporting Person has no current plan or intention to sell or dispose of the shares Common Stock it owns or acquires through exercise of the Warrant, and currently intends to continue to hold such shares as a long term investor in the Company.

The Reporting Person has no present plans or proposals of the type required to be disclosed on Item 4 of Schedule 13D other than those set forth in Item 4 of this Schedule, as amended, or as contemplated by the agreements referred to herein. However, the Reporting Person intends to review its investment in the Company from time to time, and may decide to take or propose any such action in the future. Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may dispose of, in the open market or in private transactions, all or a portion of the Common Stock that the Reporting Person now owns or hereafter may acquire.

CUSIP NO. 353469109	13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended to read in its entirety as follows:

(a) This Statement relates to 5,611,118 shares of Common Stock beneficially owned by the Reporting Person, representing 26.6% of the issued and outstanding shares of Common Stock. Such shares include 4,000,000 shares of Common Stock subject to the Warrant, which may be exercised only on a net basis by the Reporting Person.

Item 5(b) is hereby amended to read in its entirety as follows:

(b) the Reporting Person has the sole power to vote and dispose of the 5,611,118 shares of Common Stock held by it or subject to the Warrant.

Item 5(c) is hereby amended to add the following at the end thereof:

The response to Item 4 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Redemption Extension Voting Agreement, dated as of October 20, 2005, between the Company to Knowledge Capital Investment Group (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 24, 2005).

Exhibit 2	Warrant Exercise Agreement, dated as of July 26, 2011, between the Company and Knowledge Capital Investment Group (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 28, 2011).

CUSIP NO. 353469109	13D/A	Page 6 of 6 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2011

KNOWLEDGE CAPITAL INVESTMENT GROUP

By: Inspiration Investments Partners III, L.P.,
Its Manager

By: Inspiration Investments GenPar III, L.P.,
Its General Partner

By HH GenPar Partners
Its General Partner

By: Hampstead Associates, Inc.,
Its Managing General Partner

By:	/s/ Donald J. McNamara
President